June 5, 2008

Mr. Al Pavot

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nevada Chemicals, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 4, 2008
File No. 0-10634

Dear Mr. Pavot:

Nevada Chemicals, Inc. (the “Company”) has received your comment letter dated April 28, 2008, and we respectfully submit our responses to the comment.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

It is not clear whether the Registrant’s Statements of Cash Flows fully comply with SFAS 95.  In this regard, we note that reported investing cash flows have been positive in each of the last 7 years whereas reported operating cash flows have been negative in all but 1 year during this period.  Given that positive net earnings have been reported in each year, it appears that the primary cause of the disparate cash flow data has been the classification of distributions from the equity investee as investing cash flows instead of as operating cash flows.  Paragraph 16.b of SFAS 95 prescribes such classification for returns of investment since the cumulative cash distributions received appear to substantially exceed the amounts actually invested by the Registrant.  Specifically, the Cyanco financial statements report approximately $39 million of cash distributions to the Registrant since 1998 and no material investments made by the Registrant during that period.  Further, it appears that the Registrant’s equity investment in 1998 was significantly less than the current balance.  Paragraph 22.b requires that returns on investments be classified as operating activities.  Given the materiality of this issue to the reported cash flow amounts, an error should be corrected in a manner consistent with the guidance in SFAS 154.  Alternatively, please provide an analysis that clearly demonstrates the Registrant’s compliance with SFAS 95 and with Section 1300.18 of the AICPA Technical Questions and Answers.  Such analysis should clearly identify the primary factors that dictate whether such distributions are returns on investment or returns of investment and the specific conditions that would have to change for management and its auditors to conclude that the distributions are returns on investment instead of returns of investment.

Company Response — Please refer to our previous response dated May 29, 2008.  Pursuant to our previous response we believe the position we have taken in reporting distributions from our joint venture in our statement of cash flows under investing activities was supported by professional literature and practice.  However, as stated in our letter we recognize there is diversity in practice related to this issue.  After consideration of our conversation on June 4, 2008 with the staff and consideration of the views they presented, the Company has concluded it will ‘prospectively’ reclassify the joint venture distributions as returns on investment beginning with our next quarterly filing period.  As a prospective change and reclassification, the Company will present the joint venture distributions as cash flows from operating activities within the statement of cash flows based on the current facts and circumstances and continue to report it as such unless the facts and circumstances change such that they would justify that change.

In connection with responding to your comment above, we provide the following statement from the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact me directly at (801) 984-0228 should you have questions or need additional information.

Respectfully,

Kevin L. Davis
Chief Financial Officer